Smart Digital Group Limited

February 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Kate Beukenkamp, Taylor Beech, Abe Friedman and Theresa Brillant

Re:	Smart Digital Group Limited Amendment No. 2 to Registration Statement on Form F-1 Filed February 11, 2025 File No. 333-283152

Dear Ms. Beukenkamp and Ms. Beech:

Smart Digital Group Limited (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 13, 2025, regarding its Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”). For ease of reference, we have repeated the Commission’s comment in this response letter. An Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3”) is filed to accompany this response letter.

Amendment No. 2

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies

Cost of revenue, page F-14

1. Please revise to provide your costs of revenue, specifically as it relates to your internet media services, which appears to be your primary source of revenue.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-14 of Amendment No. 3 accordingly.

* * * * * * * * * * * * * * * * * * *

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Sam Wai Hong
Sam Wai Hong
Chairman of the Board of Directors of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC